Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	NYSE: SVM	November 1, 2011
TSX: SVM

SILVERCORP ACQUIRES HIGH GRADE XHP SILVER-GOLD-LEAD-ZINC PROPERTY IN LUOYANG, HENAN PROVINCE, CHINA

VANCOUVER, British Columbia – November 21, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) announced that through its 77.5% own subsidiary Henan Found Mining Co. (Henan Found), it has signed a share purchase agreement to acquire a 100% equity interest in the SX Gold Mining Company (“SX Gold”), a Luoyang City government controlled company. SX Gold operates the XHP silver-gold-lead-zinc mine which includes a 14 square-kilometre mining permit and a 500-tonne-per-day flotation/CIL mill (collectively called as “XHP Project”). The share purchase agreement was signed after Henan Found won a public tendering process arranged by the Luoyang City government to sell SX Gold.

The XHP mine is located about 120 kilometres southwest of the Company's Ying mine, a three-hour drive from both Luoyang City and the Ying mine, and six kilometres to the northwest of the XBG mine that was acquired in August 2011. In addition, SX Gold also owns the HGDG gold exploration permit of 4.45 square kilometres and owns a 51% interest in the PLS gold exploration permit covering 3 square kilometres. A map showing the relative location of the properties will be posted on Company’s website.

XHP Transaction
The total acquisition consideration payable by Henan Found for SX Gold is approximately US$22.75 million. A payment of $19.6 million has already been made, with the balance due upon completion of the share transaction and the transfer of the mining and exploration permits to Henan Found.

Over the last two years, SX Gold has focused on mining oxidized gold ore near surface. The oxidized ores were treated by the 500 tonne-per-day CIL circuit to recover gold only. Last year, a flotation circuit was installed to recover lead-silver concentrate from the partially oxidized silver-gold-lead-zinc ores after gold is recovered through the CIL circuit. Mill recoveries were reported as 75% for gold, 70% for silver, and 60% for lead.

During 2011, SX Gold records show approximately 50,000 tonnes of less oxidized silver-gold-lead-zinc ores were mined from Vein K13 at the 577metre (m), 540m, and 500m levels through main access tunnel PD1 at XHP East. The ores were stockpiled as the CIL circuit could not recover gold from these less oxidized ores, whereas, the existing flotation circuit can only recover silver-gold-lead to concentrate and a second floatation circuit is required to recover zinc to zinc concentrate.

Silvercorp intends to resume mining activities at the XHP mine to stockpile ores pending installation of a second flotation circuit to enable the mill to generate a gold-silver-lead concentrate and a zinc concentrate. The mill upgrade is expected to be completed and in operation by February 2012.

Silvercorp will also carry out an exploration program immediately, including tunneling and surface and underground diamond drilling, with a goal of defining a NI43-101 compliant mineral resources. The program is expected to be self-funded through cash-flow s from mine operations.

This acquisition of the XHP project, together with the acquisition in August 2011 of the XBG Mine, furthers Silvercorp's intent to consolidate (through Henan Found) the mines and prospective projects in the high grade silver, gold and base metal belt in the Southwest Luoyang City district. Silvercorp has established itself in the region as an effective explorer and developer, with a good brand name and has become the largest non-state-controlled company and one of the top tax payers in Luoyang City. This has been instrumental in gaining and building the full support of city, county and provincial governments.

Together, the XHP and XBG Mines establish the fourth base for Silvercorp to grow its production and mineral resources in China.

Historical Exploration and Mining Activities

Geologically, the XHP project area is situated in the east extension of the Qinling Mountain belt near the margin of the Northern China craton in the same regional mineralization belt as the Ying mining camp. This is one of the largest silver-gold and base metal belts and largest silver-producing region in China. The XHP project area is underlain by Middle Proterozoic andesite flows interbedded with minor thinly bedded rhyolite, which has been intruded by Mesozoic granitic stocks. Mesothermal-style silver-gold-lead-zinc mineralization is hosted by north-northeast-, northeast-east- and northwest-trending ductile shear structures which occur along a southeast margin of large granitic plutons that extends over 40 kilometres long and feature extensive overlapping silver-lead-zinc-gold soil anomalies.

Exploration results are as reported in the records of SX Gold, which have been reviewed by a team of Henan Found’s geologists who visited the property three times from October 2010 to July 2011. During the site visits, a total of 16 check samples were collected and assay results are listed at the bottom in Table 3. The check assays are consistent with deposit grades reported by SX Gold. The exploration results reported below are compiled from the records of SX Gold on historical exploration results and mining production, which Silvercorp believes to be reliable.

The XHP project area is divided into XHP West and XHP East, which is separated by a third party’s gold mining permit (Dianfang Gold Mine, reported containing approximately 300,000 ounces of non-NI 43-101 compliant gold resources). There are 11 silver-gold-lead-zinc veins (veins K5, K6, K7, K8, K10, K13, K13-1, K16, K17, K18, and K21) at the XHP East while at the XHP West, there are 7 gold-silver-lead veins (veins K1, K2, K3, K9, K11, K12, K23) and one gold eruptive breccia pipe (K9). There mineralized veins and eruptive breccias pipe were identified by surface mapping, underground tunneling and surface diamond drilling.

Mineralization is hosted in a set of quartz-sericite-chlorite-carbonate veins cross-cutting Proterozoic age mafic volcanic flows. The system consists of quartz-carbonate veins with silver-gold-lead-zinc mineralization trending NNE, NEE, N-S, and NW with a steeply (51-89°) dip and extend a few hundred meters to over 2,000m along strike and up to 450 m along the dipping direction with true width ranging from 0.1 to 6.5 m for the veins and 1.0 to 20 m for the eruptive breccia pipe. SX Gold exploration records show the veins contained 20 to 1,224 grams per tonne (g/t) silver (Ag), 0.10 to 11.17 g/t Au, 0.50 to 27.47% Pb, and 0.30 to 12.09% Zn.

The XHP property area has experienced artisanal mining for gold and silver dating back to the late 1990s. SX Gold’s mining activities were mainly carried out on four main veins: K2, K3, K11, and K13. At the XHP West, there was a total of 130,000 tonnes of gold-silver-lead ore mined from the veins K2 and K11 at the 600m, 550m, and 518m elevations through adits PD600, PD550, and PD518. About 25,000 tonnes of gold-silver ore was mined out on the K3 vein.

Tunneling exploration was carried out on veins K2, K11, K3, K5, K9, K10, K13, K13-1, K16, K18, K21, K22 and K23 through 21 adits throughout property. However, most of the tunneling exploration was done on veins in which significant mineralization was intersected, being K2 and K11 (4,783 m), K13 (4,894 m), K18 (1,508m), K13-1 (720 m), K5 (947 m). Tunneling on veins K2 and K11 was mainly at 600m, 550m, 518m, 478m, and 438m elevations. For Vein K13, drifting along the vein was carried out at 610m, 577m, 540m, 500m, and 460m elevations. The most significant tunneling intersected continuous Au-Ag-Pb-Zn mineralization over 91 m, which contained 171 g/t Ag, 0.41 g/t Au, 4.23% Pb, and 3.10% Zn over 0.94 m true width.

The historical tunnel channel sampling results are summarized in Table 1.

Table 1: Summary of Historical Tunnel Channel Sampling Assay Results

Mineralized Veins	Length of Vein (m)	Average True Width (m)	Distance to North of PD600 (m)	Elevation (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
K2	261.0	0.97	52-366	600.00	42	3.81	2.54
K2	164.0	0.93	72-236	550.00	50	3.09	2.59
K2	26.0	1.61	-60--86	566.00		3.63
K2	138.0	0.55	55-193	518.00	94	2.01	4.46
K11	32.0	0.48	22--13	600.00	31	1.85	1.50
K11	12.0	0.85	-81--69	566.00	65	1.86	1.58
K11	163.0	0.46	67--96	518.00	55	1.75	4.36
K11	35.5	0.68	31--4.5	478.00	53	0.84	5.39
K11	98.0	0.42	-28--126	478.00	54	0.69	4.14
K11	44.0	0.61	143-187	438.00	17	2.16	1.11	1.81
Mineralized Veins	Length of Vein (m)	Average True Width (m)	Distance to East of PD535 (m)	Elevation (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
K5	39.5	0.49	-42.5--73.5	535		1.60
K5	54.0	0.39	-149-'203	535		3.25
K5	30.0	0.38	-313--343	535		6.18
Mineralized Veins	Length of Vein (m)	Average True Width (m)	Distance to East of PD535 (m)	Elevation (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
K13	19.0	1.28	-161--186	610.00	32	0.22	7.63	0.37
K13	39.0	1.09	21-60	580.00	29		2.26	3.15
K13	42	1.22	101-143	580.00	26		3.38	4.06
K13	870	1.12	208-295	580.00	21		3.49	3.73
K13	73.0	0.88	27-109	544.00	45		3.53	4.85
K13	80.5	1.63	158-238	544.00	44		6.78	1.93
K13	56.0	0.69	265-321	544.00	46	0.13	3.00	5.26

K13	20.0	2.13	351-371	544.00	46	0.10	3.03	3.09
K13	321.0	1.24	15-335	500.00	59		3.94	5.33
K13	204.0	0.75	17-221	460.00	53		7.70	8.26
Mineralized Veins	Length of Vein (m)	Average True Width (m)	Distance to East of XJ555 (m)	Elevation (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
K13-1	91.0	0.94	14.5-105.5	520.00	171	0.41	4.23	3.10
Mineralized Veins	Length of Vein (m)	Average True Width (m)	Distance to East of PD622 (m)	Elevation (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
K18	156.0	0.62	-19--175	622.00	118		7.58	3.11

There have been 44 holes totaling 13,101 m drilled on the property by SX Gold. Thirty drill holes intersected significant mineralization with assays for 2 holes pending while 14 holes did not hit mineralization. The most significant hole was ZK13083 that was drilled on K13 Vein about 450 m below surface.

Hole ZK13083 intercepted over 12.10 m of mineralization zone (core length) grading 45 g/t Ag, 2.80 g/t Au, 2.54% Pb, and 4.31% Zn, including one 1.1 m interval containing 303 g/t Ag, 2.32 g/t Au, 7.38% Pb, and 34.63% Zn over 1.1 m and another 1.0 m interval grading 19 g/t Ag, 10.00 g/t Au, 1.67% Pb, and 2.19% Zn

The assay results reported by SX Gold on the 28 most significant drill holes are set out below in Table 2

Table 2: Selected 28 Historical Drill Hole Results
Drill hole	From	To	Interval	Ag(g/t)	Au(g/t)	Pb(%)	Zn(%)	Mineralized Veins
	m	(m)	m
ZK13081	123.16	126.17	3.01	19	0.10	1.17	2.16	Not Named
	257.44	258.44	1.00	3	0.04	0.41	1.09	K13
ZK13082	323.50	325.50	2.00	83	0.18	7.80	9.02	K13
	330.10	331.20	1.10	250	0.11	22.43	9.43	Not Named
ZK13083 including and	407.60	419.70	12.10	45	2.80	2.54	4.31	K13
	411.40	412.50	1.10	303	2.32	7.38	34.63
	415.60	416.60	1.00	19	10.00	1.67	2.19
ZK13001 including	210.90	216.10	5.20	N/A	N/A	4.85	4.17	K13
	211.70	212.60	0.90	N/A	N/A	15.30	7.20
ZK13002 including	317.54	323.36	5.82	66	0.16	2.89	4.07	K13
	318.36	319.41	1.05	207	0.36	0.05	10.90
ZK13003 including	347.70	351.70	4.00	29	-	3.25	3.02	K13
	348.70	349.70	1.00	77	-	9.71	8.23
ZK13004	424.90	427.20	2.30	40	0.53	3.57	4.15	K13
ZK13071 including	145.10	151.10	6.00	N/A	N/A	1.76	7.71	K13
	147.10	149.10	2.00	N/A	N/A	3.76	17.93
ZK13072 including	253.70	256.52	2.82	44	0.27	6.08	4.59	K13
	253.70	254.70	1.00	76	0.27	12.30	5.74

ZK13073	283.30	286.90	3.60	31	-	2.87	3.74	K13
ZK13074	387.99	391.92	3.93	20	-	1.48	1.06	K13
ZK13151	201.76	203.78	2.02	26	-	1.87	5.53	K13
ZK13152	226.94	227.75	0.81	12	0.05	3.15	3.27	K13
ZK13153	273.27	275.27	2.00	5	0.01	0.55	1.23	K13
ZK13231	254.40	255.40	1.00	3	-	0.08	1.28	K13
ZK2162	221.72	222.72	1.00	-	1.10	-	-	K2
ZK2081	129.64	130.85	1.21	-	1.04	-	-	K2
ZK2082	204.30	205.50	1.20	10	1.58	0.67	-	K2
ZK2083	277.41	278.03	0.62	-	0.22	0.16	-	K2
ZK2001	153.71	154.48	0.77	-	1.01	-	-	K2
ZK2002	61.39	62.49	1.10	-	1.39	-	-	Not Named
	222.31	223.51	1.20	-	0.60	-	-	K2
ZK2071	110.79	111.79	1.00	-	24.20	-	-	Not Named
ZK2072	122.84	123.84	1.00	83	0.57	1.96	-	K11
ZK2073	168.54	169.56	1.02	73	1.70	0.30	-	Not Named
	228.04	229.04	1.00	152	0.50	5.64	-	Not Named
	263.20	264.20	1.00	331	3.52	3.73	-	K11
ZK2074	145.59	147.09	1.50	204	0.41	4.83	-	Not Named
	150.90	152.51	1.61	44	0.04	2.33	-	Not Named
ZK2111	116.31	116.91	0.60	24	0.98	5.54	-	K11
ZK2191	122.89	125.90	3.01	16	0.83	0.80	-	Not Named
	209.33	210.33	1.00	0	0.07	10.04	-	Not Named
	245.53	246.53	1.00	10	1.23	0.21	-	Not Named
ZK9071	212.30	213.30	1.00	-	0.67	-	-	Not Named
ZK9001	50.13	51.88	1.75	-	4.93	-	-	Not Named
	227.40	228.40	1.00	-	1.40	-	-	Not Named
	230.40	231.40	1.00	-	2.38	-	-	Not Named
ZK9002	116.15	117.30	1.15	-	3.81	-	-	Not Named
	309.90	313.20	3.30	-	1.29	-	-	Not Named

Silvercorp’s geologists visited the property three times from October 2010 to July 2011. During the site visits, a total of 16 check samples were collected and assay results are listed below in Table 3. The check assays are consistent with deposit grades reported by SX Gold.

Table 3: Silvercorp’s Check Assay Results
Vein#	Sample Location	True Thickness (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
K13	PD1, 500mL, Line 3	4.5	48		5.94	3.99
K13	PD1, 500mL, Line 1	2.0	109		17.2	4.96
K13	PD1, 500mL, Line 4	1.0	100		6.03	8.16
K13	PD1, 500mL, Line 5	Bulk sample	27		4.24	6.5
K13	PD1, 500mL, Line 4	Bulk sample	52		4.29	9.24
K13	PD1, 500mL, near Line 11 raise	0.7	27		5.87	4.44
K13	PD577-460-EYM near drawpoint 4-2	1.4	22		1.97	4.31
K13	PD577-460-EYM 10 Drawpoint	0.6	58		14.47	12.02
K13	PD577-500-EYM	Bulk sample	43		10.15	5.64
K13	PD577-500-EYM	Bulk sample	52		7.44	5.71
K18	PD622 Stope	Bulk sample	33		2.46	6.68
K14	PD549 Stope	Bulk sample	46		2.91	3.15
K11	PD518 near main crosscut	1.5	59	0.20	7.31	0.97
K11	518-11-2 Stope	Bulk sample	45	1.05	4.24	2.30
K11	518-11-7 Stope	Bulk sample	26	0.13	4.19	1.69
K14	XJ555 Development Ore Stockpile	Low Lead bulk	123	0.31	2.78	1.71
K14	XJ555 Development Ore Stockpile	High Lead bulk	763	0.94	16.00	10.36

Quality Control

Employees of Henan Found, collected the tunnel and surface channel samples. The samples were sealed and were directly shipped to Analytical Lab of Henan Non-Ferrous Metals Geological and Exploitation Institute (ALHN) in Zhengzhou, located 220 km by road northeast of the XBG Mine.

Sample preparation and analysis of the samples is done by ALHN. The lab is accredited and certified by the Chinese government and are well known and respected for its analytical work in China. The sample preparation procedures consist of drying, crushing, splitting and weighing of a 200-gram sample, followed by pulverizing to 200-mesh size. The 200-mesh sample split is split again with a 100-gram split used for final assay.

ALHN utilizes a two-acid digestion and Atomic Absorption Spectrometry (AAS finish) as an assay method on a 0.5 gram sample split for analyzing silver, lead and zinc. Standard fire assay by AA finish for gold. The lab utilizes a QA/QC system of duplicates, replicates and Standards.

Myles Gao, P.Geo, is the Qualified Person on the project under NI 43-101, has reviewed and given consent to the technical information in this press release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently building the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.